As filed with the Securities and Exchange Commission on September 10, 1999
                                               Registration No. _______333-85631


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                      LEXINGTON CORPORATE PROPERTIES TRUST
             (Exact name of registrant as specified in its charter)

               MARYLAND                                     13-3717318
    (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                    Identification Number)

                              355 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                         TELEPHONE NUMBER (212) 692-7260
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           ---------------------------

                                 T. WILSON EGLIN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                      LEXINGTON CORPORATE PROPERTIES TRUST
                              355 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                         (212) 692-7260 (Name, address,
               including zip code, and telephone number, including
                        area code, of agent for service)

                                   COPIES TO:
                              BARRY A. BROOKS, ESQ.
                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4697
                                 (212) 318-6000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AND FROM TIME TO TIME AS DETERMINED BY MARKET CONDITIONS.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box./X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /



                           ---------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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PROSPECTUS

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                                1,729,227 Shares

                      LEXINGTON CORPORATE PROPERTIES TRUST

                                  Common Shares

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THE COMPANY:

- We are a self-managed and self-administered real estate investment trust that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties.


- We are possibly issuing up to an aggregate 1,729,227 Common Shares in exchange for the redemption of an equal number of units of limited partnership interests in two of our controlled subsidiaries, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P. We will not receive proceeds from any Common Shares which we may issue. We are not being assisted by any underwriter in connection with the issuance of any Common Shares.

TRADING SYMBOL:

- Lexington Corporate Properties Trust 355 Lexington Avenue New York, New York 10017 (212) 692-7260

- The Common Shares are listed on The New York Stock Exchange under the symbol "LXP." On August 19, 1999, the last reported sale price of a Common Share was $11.25.


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THIS INVESTMENT INVOLVES RISK. YOU SHOULD REVIEW "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO INVESTING IN THE COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                September__, 1999

                                TABLE OF CONTENTS

                                                                            Page
Where You Can Find More Information............................................2
Forward-Looking Statements.....................................................3
Prospectus Summary.............................................................4
Risk Factors...................................................................6
Description of Capital Shares..................................................9
Description of Units..........................................................11
Registration Rights...........................................................16
Redemption of Units...........................................................16
Use of Proceeds...............................................................25
Distributions Of OP Units.....................................................25
The Company...................................................................25
Management....................................................................29
Certain Relationships and Related Party
   Transactions...............................................................31
Federal Income Tax Considerations
   of Holding Shares in a REIT................................................31
Plan of Distribution..........................................................42
Experts.......................................................................42
Legal Matters.................................................................42

                       WHERE YOU CAN FIND MORE INFORMATION

         Lexington Corporate Properties Trust (the "Company", "we" or "us") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. The Company's Annual Report on Form 10-K (Commission File No. 1-12386) for the year ended December 31, 1998, filed on March 5, 1999.

         2. The Company's 1999 Proxy Statement on Schedule 14-A (Commission File No. 1-12386), filed on April 14, 1999.

         3. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended March 31, 1999, filed on May 14, 1999.

         4. The Company's Current Report on Form 8-K (Commission File No. 1-12386) as of July 14, 1999 filed on August 3, 1999.

         5. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended June 30, 1999 filed on August 13, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           T. Wilson Eglin, President
                      Lexington Corporate Properties Trust
                              355 Lexington Avenue
                            New York, New York 10017
                                 (212) 692-7260

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources, portfolio performance and result of operations. "Forward-looking statements" are projections, plans, objectives or assumptions about the Company. Forward-looking statements involve numerous risks and uncertainties and you should not place undue reliance on such statements since there can be no assurance that the events or circumstances reflected in these statements will actually occur. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including, without limitation, construction delays, costs overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in this prospectus under the heading "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and related Notes thereto incorporated by reference into this prospectus. All references to the "Company," "we" or "us" refer to Lexington Corporate Properties Trust, a Maryland real estate investment trust, and those entities owned or controlled, directly or indirectly, by Lexington Corporate Properties Trust.

                                   THE COMPANY

         We are a self-managed and self-administered real estate investment trust ("REIT") that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this prospectus, we own 65 properties or interests therein (the "Properties," and each a "Property"). Substantially all of our leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 29 states, have approximately 10.9 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $75.5 million in annual rent. Our tenants, many of which are nationally recognized, include Bank One Arizona, N.A., General Motors, Fleet Mortgage Group , Inc., Circuit City Stores, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Kmart Corporation, Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc.

         Our senior executive officers average over 20 years of experience in the real estate investment and net lease business. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, we have also enhanced the value of our portfolio by acquiring $235 million of properties, aggregating approximately 4.0 million net rentable square feet and accounting for approximately $26.4 million in annual rent. In addition, we have entered into an agreement to purchase an additional property for $43.1 million, which is a build-to-suit property currently under construction and expected to be ready for delivery no later than the fourth quarter of 1999. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions, either through joint ventures or for our own account, and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness, when advisable.

         The Company, through a predecessor entity, commenced operations in 1993 as a REIT, with two operating partnership subsidiaries. This operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, interests ("OP Units") in our subsidiary operating partnerships. The OP Units are redeemable, after certain dates, for Common Shares. See "Distributions On OP Units." We believe that this corporate structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. We have used OP Units as a form of consideration in connection with the acquisition of 22 of our Properties.

         Our executive offices are located at 355 Lexington Avenue, New York, New York 10017, and our telephone number is (212) 692-7260.

                                  RISK FACTORS

         An investment in the Common Shares offered hereby involves various risks. For a discussion of factors that should be considered in evaluating such an investment, see "Risk Factors" beginning on page 7.

                            SECURITIES TO BE OFFERED

         This prospectus relates to the possible issuance by the Company of up to 1,729,227 shares (the "Redemption Shares") of common stock, par value $.0001 per share ("Common Shares"), if and to the extent that, certain holders, elect to tender up to an aggregate of 1,729,227 OP Units in the Operating Partnerships for redemption commencing on September 1, 1999 and quarterly thereafter. The Company is registering the Redemption Shares for sale to permit the holders thereof to sell such shares without restriction in the open market or otherwise, but the registration of such shares does not necessarily mean that any of such Units will be tendered for redemption or that any of such shares will be offered or sold by the holders thereof.

         The Unit Holders and any agents or broker-dealers that participate in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Redemption Shares and any commissions received by any such dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

                               DISTRIBUTION POLICY

         Distributions are paid to our shareholders on a quarterly basis if, as and when declared by the Board of Trustees. Our current annualized distribution per Common Share is $1.20. In order to maintain our status as a REIT, we must distribute at least 95% of our "REIT taxable income" and 95% of any after-tax net income from foreclosure properties, in each case less any excess non-cash income, to our common shareholders. See "Federal Income Tax Considerations of Holding Shares in a REIT." Although we expect to continue our policy of making quarterly distributions, there can be no assurance that we will maintain distributions at the current level.

                                  RISK FACTORS

         Tax Impact to Unit Holders of Redemption of Units. Lepercq Corporate Income Fund L.P. ("LCIF") and Lepercq Corporate Income Fund II L.P.'s ("LCIF II" collectively the "Operating Partnerships") respective Partnership Agreements provide that the redemption of Units will be treated by the Company, the Operating Partnerships and the redeeming Unit holder as a sale of the Units by such Unit holder to the Company at the time of redemption. Such sale will be fully taxable to the redeeming Unit holder. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the redemption shares. See "Redemption of Units -- Tax Treatment of Redemption of Units."

         Risks Involved in Single Tenant Leases. We focus our acquisition activities in net leased real properties or interests therein. Due to the fact that our net leased real properties are leased to single tenants, the financial failure of or other default by a tenant resulting in the termination of a lease is likely to cause a significant reduction in the operating cash flow of the lessor and might decrease the value of the property leased to such tenant. See "The Company -- The Net Lease Real Estate Business."

         Dependence on Major Tenants. Revenues from several of our tenants and/or their guarantors constitute a significant percentage of our consolidated rental revenues. Currently, our five largest tenants/guarantors, which occupy eleven Properties, represent 39.0% of annualized revenues. The default, financial distress or bankruptcy of any of the tenants of such Properties could cause interruptions in the receipt of lease revenues from such tenants and/or result in vacancies in the respective Properties, which would reduce our revenues and increase operating costs until the affected property is re-let, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place with respect to these Properties, we may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

         On March 8, 1999, we entered into an agreement with FirstPlus Financial Group, Inc. ("FirstPlus"), our tenant in a Class-A 248,000 square foot office building in Dallas, Texas, to defer a portion of its monthly rent. Under the agreement FirstPlus deferred from March 1999 through June 1999 $100,000 of its $268,632 monthly rent. The agreement has been extended through September 30, 1999 whereby $126,000 of each month's rent for July, August and September will be deferred. These deferrals will be added with interest to future rental payments. Currently, FirstPlus represents 2.72% of our 1999 annualized revenue. The FirstPlus lease is scheduled to expire on August 31, 2012, however, FirstPlus announced that it was discontinuing operations in Dallas. In addition, a wholly owned subsidiary of FirstPlus filed for Chapter 11 bankruptcy protection in March 1999.

         Leverage. We have incurred, and may continue to incur, indebtedness (secured and unsecured) in furtherance of our activities. Neither the Declaration of Trust nor any policy statement formally adopted by the Board of Trustees limits either the total amount of indebtedness or the specified percentage of indebtedness (based upon the total market capitalization of the Company) which may be incurred. Accordingly, we could become more highly leveraged, resulting in increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. Our current unsecured revolving credit facility with Fleet National Bank, as agent (the "Credit Facility") contains various covenants which limit the amount of secured and unsecured indebtedness we may incur.

         Possible Inability to Refinance Balloon Payment on Mortgage Debt. A significant number of our Properties are subject to mortgages with balloon payments. As of the date of the prospectus, the scheduled balloon payments for the remainder of 1999 and the next five calendar years are as follows:

                  -        1999 - $0;

                  -        2000 - $15.1 million;

                  -        2001 - $1.0 million;

                  -        2002 - $10.6 million;

                  -        2003 - $0; and

                  -        2004 - $25.3 million

Our Credit Facility matures in 2001. Our ability to make such balloon payments will depend upon our ability either to refinance the mortgage related thereto or to sell the related property. Our ability to accomplish such goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws.

         Uncertainties Relating to Lease Renewals and Re-letting of Space. We will be subject to the risks that, upon expiration of leases for space located in our Properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If we are unable to re-let promptly all or a substantial portion of our commercial units or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to our shareholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our Properties upon the expiration of their leases. Our scheduled lease expirations, as a percentage of annualized revenues for the remainder of 1999 and the next five years, are as follows:

                  -        1999 - 0%;

                  -        2000 - 0.87%;

                  -        2001 - 4.32%;

                  -        2002 - 3.76%

                  -        2003 - 2.52%; and

                  -        2004 - 0.20%

         Defaults on Cross-Collateralized Properties. Although we do not generally cross-collateralize any of our Properties, we may determine to do so from time to time. As of the date of this prospectus, two of our Properties in Florida are cross-collateralized and 17 of our Properties are the subject of a segregated pool of assets with respect to which commercial mortgage pass-through certificates were issued. To the extent that any of our Properties are cross-collateralized, any default by us under the mortgage relating to one such Property will result in a default under the financing arrangements relating to any other Property which also provides security for such mortgage.

         Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remove such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral, which, in turn, would reduce our revenues and ability to make distributions.

A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although our tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect thereto, we may be required to satisfy such obligations. In addition, under certain environmental laws, we, as the owner of such properties, may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

         From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our Properties. Based upon such environmental reports and our ongoing review of our Properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of our Properties which we believe would be reasonably likely to have a material adverse effect on us. There can be no assurance, however, that the following will not expose us to material liability in the future:

                  - the discovery of previously unknown environmental conditions;

                  -        changes in law;

                  -        the conduct of tenants; or

                  - activities relating to properties in the vicinity of the Properties.

Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.

         Risks Relating to Acquisitions. A significant element of our business strategy is the enhancement of our portfolio through acquisitions of additional properties through joint ventures or for our own account. The consummation of any future acquisitions will be subject to satisfactory completion of our extensive valuation analysis and due diligence review and to the negotiation of definitive documentations. There can be no assurance that we will be able to identify and acquire additional properties or that we will be able to finance acquisitions in the future. In addition, there can be no assurance that any such acquisition, if consummated, will be profitable for us. If we are unable to consummate the acquisition of additional properties in the future, there can be no assurance that we will be able to increase the cash available for distribution to our shareholders.

         Concentration of Ownership by Certain Investors. In three separate closings in 1997, we sold 2,000,000 Class A Senior Cumulative Convertible Preferred Shares of Beneficial Interest in the Company to Five Arrows Realty, L.L.C. ("Five Arrows"). The Convertible Preferred Shares are convertible at anytime into Common Shares on a one-to-one basis at $12.50 per share. In March 1997, we sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for our Common Shares beginning in 2000, subject to adjustment. Significant concentrations of ownership by certain investors may allow such investors to exert a greater influence over our management and affairs.

         Uninsured Loss. We carry comprehensive liability, fire, extended coverage and carry rent loss insurance on most of our Properties, with policy specifications and insured limits customarily carried for similar properties. However, with respect to certain of the Properties where the leases do not provide for abatement of rent under any circumstances, we generally do not maintain rent loss insurance. In addition, there are certain types of losses (such as due to wars or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a Property, as well as the anticipated future revenues from a Property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Property. Any such loss would adversely affect our financial condition. We believe that the Properties are adequately insured in accordance with industry standards.

         Adverse Effects of Changes in Market Interest Rates. The trading prices of equity securities issued by REITs have historically been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices, and decreases in interest rates resulting in increases in such trading prices. An increase in market interest rates could therefore adversely affect the trading prices of any equity securities issued by us.

         Competition. The real estate industry is highly competitive. Our principal competitors include national REITs, many of which are substantially larger and have substantially greater financial resources than us.

         Failure to Qualify as a REIT. We believe that we have met the requirements for qualification as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1993 and we intend to continue to meet such requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations. No assurance can be given that we have qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If we do not qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our income subject to tax at the regular corporate rates. We also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

                          DESCRIPTION OF CAPITAL SHARES

         The description of the Company's Capital Shares set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Declaration of Trust and By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information."

AUTHORIZED CAPITAL

         The Company has an aggregate of 40,000,000 authorized Common Shares, 40,000,000 Excess Shares and 10,000,000 undesignated Preferred Shares (2,000,000 of which have been designated Class A Senior Cumulative Convertible Preferred Shares) available for issuance under its Declaration of Trust. Such shares (other than reserved shares) may be issued from time to time by us in the discretion of the Board of Trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated Preferred Shares may be issued in one or more additional classes with such designations, preferences and relative participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as shall be fixed by the Board of Trustees. Also, the Board of Trustees is authorized to classify and reclassify any unissued capital shares by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such capital shares. Such authority includes, without limitation, subject to the provisions of the Declaration of Trust, authority to classify or reclassify any unissued capital shares into a class or classes of preferred shares, preferences shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of such class. In certain circumstances, the issuance of Preferred Shares, or the exercise by the Board of Trustees of such rights to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for the Common Shares or seeking to change incumbent management.

         As of the date of this prospectus, we have also filed with the Commission a Registration Statement (Registration No. 333-49351) pursuant to which we may offer, from time to time, in one or more series (i) Common Shares,
(ii) Preferred Shares and (iii) debt securities (the "Debt Securities"), which may be senior or subordinated debt securities, with an aggregate public offering price of up to $250,000,000. The Common Shares, Preferred Shares and Debt Securities may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be determined from time to time. In addition, we filed with the Commission Registration Statements (Registration Nos. 333-57853, 333-70217 and Nos. 333-76709) to register, for the possible issuance by us, 4,252,202 Common Shares to redeem up to 4,252,202 units of limited partnership interest in LCIF. Of these 4,252,202 possible redemptions, 765,385 have been redeemed as of the date hereof.

DESCRIPTION OF COMMON SHARES

         Under the Declaration of Trust, the Company has authority to issue 40,000,000 Common Shares, par value $.0001 per share. Under the Maryland General Corporation Law (the "MGCL"), shareholders generally are not responsible for a corporation's debts or obligations.

         As of the date of this prospectus, the Company had outstanding 17,148,542 Common Shares and had reserved for possible issuance upon redemption of Units of partnership interest in its operating partnerships an aggregate 6,021,709 Common Shares. All of the Common Shares and any Common Shares issued upon redemption of Units are tradable without restriction under the Securities Act (unless such shares are held by affiliates of the Company), either pursuant to the registration statement of which this prospectus is a part, pursuant to registration rights granted by the Company or otherwise. See "Registration Rights."

         No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

DESCRIPTION OF PREFERRED SHARES

         Under the Declaration of Trust, the Company has authority to issue 10,000,000 Preferred Shares, 2,000,000 of which, designated as Class A Senior Cumulative Convertible Preferred Shares (the "Convertible Preferred Shares"), are outstanding as of the date of this prospectus, as described below. Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Trustees of the Company. Prior to the issuance of shares of each series, the Board of Trustees is required by the MGCL and the Declaration of Trust to fix for each series, subject to the provisions of the Declaration of Trust regarding excess shares, $.0001 par value per share ("Excess Shares"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by MGCL. The Convertible Preferred Shares are, and any other class of Preferred Shares will, if issued, be fully paid and nonassessable and the Convertible Preferred Shares are not, and any other class of Preferred Shares will not, if issued, be subject to preemptive rights. The Board of Trustees could authorize the issuance of Preferred Shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Shares might believe to be in their best interests or in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then market price of such Common Shares.

TERMS OF CLASS A SENIOR CUMULATIVE CONVERTIBLE PREFERRED SHARES

         In December 1996, the Company entered into an agreement with Five Arrows providing for the sale of up to 2,000,000 Convertible Preferred Shares. In three separate closings in 1997, the Company sold all 2,000,000 Convertible Preferred Shares for an aggregate price of $25 million. The Convertible Preferred Shares, which are convertible into Common Shares on a one-for-one basis at $12.50 per share, subject to adjustment, are entitled to quarterly distributions equal to the greater of $.295 per share or the product of 1.05 and the per share quarterly distribution on Common Shares. The current quarterly dividend paid to the holder of the Convertible Preferred Shares is $0.315 per share. The Convertible Preferred Shares may be redeemed by the Company after December 31, 2001 at a 6% premium over the liquidation preference of $12.50 per share (plus accrued and unpaid dividends), with such premium declining to zero on or after December 31, 2011. Each Convertible Preferred Share is entitled to one vote and holders are entitled to vote on all matters submitted to a vote of holders of outstanding Common Shares. In connection with such sale, we have entered into certain related agreements with Five Arrows, providing, among other things, for certain demand and piggyback registration rights with respect to such shares and the right to designate a member or members of the Board of Trustees of the Company. Five Arrows' designee, John D. McGurk, is currently serving as a member of our Board of Trustees.

TERMS OF EXCHANGEABLE NOTES

         In March 1997, we sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for the Company's Common Shares beginning in 2000, subject to adjustment.

TRANSFER AGENT

         The transfer agent and registrar for the Common Shares is ChaseMellon Shareholder Services LLC.

                              DESCRIPTION OF UNITS

         The material terms of the Units, including a summary of certain provisions of each of the Operating Partnerships' Partnership Agreements (collectively the "Partnership Agreements"), are set forth below. The following description of the terms and provisions of the Units and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreements. For a comparison of the voting and other rights of holders of Units and our shareholders, see "Redemption of Units -- Comparison of Ownership of Units and Common Shares."

GENERAL

         We are the sole stockholder of Lex GP-1, Inc., a Delaware corporation which is the general partner of each of the Operating Partnerships. We are also the sole stockholder of Lex LP-1, Inc. ("Lex LP-1"), a Delaware corporation which holds, as of the date of this prospectus, an approximately 76% and 65% limited partnership interest in LCIF and LCIF II, respectively. We indirectly hold Units in each of the Operating Partnerships through these entities.

         Holders of Units hold limited partnership interests in one or both of the Operating Partnerships, and all holders of Units are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnerships. Each Unit may not receive distributions in the same amount as paid on each Common Share.

         Holders of Units have the rights to which limited partners are entitled under the Partnership Agreements and the Delaware Revised Uniform Limited Partnership Act (the "Act"). The Units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.

PURPOSES, BUSINESS AND MANAGEMENT

         The purpose of each of the Operating Partnerships includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Act, except that the Partnership Agreements require the business of the Operating Partnerships to be conducted in such a manner that will permit us to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless we cease to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnerships. Subject to the foregoing limitation, each of the Operating Partnerships may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         We, as sole stockholder of the general partner of each of the Operating Partnerships, have the exclusive power and authority to conduct the business of the Operating Partnerships subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of either of the Operating Partnerships by virtue of being a holder of Units.

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

         The general partner may acquire assets directly and engage in activities outside of the Operating Partnerships, including activities in direct or indirect competition with the Operating Partnerships. Other persons (including officers, trustees, employees, agents and other affiliates of the Company) are not prohibited under the Partnership Agreements from engaging in other business activities and will not be required to present any business opportunities to the Operating Partnerships.

DISTRIBUTIONS; ALLOCATIONS OF INCOME AND LOSS

         The Partnership Agreements provide for the distribution of Operating Cash Flow, as determined in the manner provided in each of the Partnership Agreements, to the Company and certain limited partners in proportion to their percentage interests in each of the Operating Partnerships. "Operating Cash Flow" means, for any period, operating revenue from leases on real property investments, partnership distributions with respect to partnerships in which the Operating Partnerships have interests and interest on uninvested funds and other cash investment returns, less operating expenses, capital expenditures, regularly scheduled principal and interest payments (exclusive of balloon payments due at maturity) on outstanding mortgage and other indebtedness and any reserves established by the general partner. Neither the Company nor the limited partners are entitled to any preferential or disproportionate distributions of Operating Cash Flow and in no event may a partner receive a distribution of Operating Cash Flow with respect to a Unit if such partner is entitled to receive a distribution of Operating Cash Flow with respect to a Common Share for which such Unit has been redeemed or exchanged. The Partnership Agreements generally provide for the allocation to the general partner and the limited partners of items of each of the Operating Partnerships' income and loss in accordance with their representative percentage interests in the Operating Partnerships.

BORROWING BY THE PARTNERSHIP

         Without the consent of holders of a majority of Units held by limited partners admitted to each of the Operating Partnerships upon the acquisition of their interests in Properties in exchange for Units in consideration therefore (the "Special Limited Partners"), the general partner is not authorized to cause either of the Operating Partnerships to borrow money and to issue and guarantee debt.

REIMBURSEMENT OF COMPANY; TRANSACTIONS WITH THE GENERAL PARTNER AND ITS
AFFILIATES

         Neither Lex GP-1 nor the Company receives any compensation for Lex GP-1's services as general partner of the Operating Partnerships. Lex GP-1 and Lex LP-1, however, as partners in each of the Operating Partnerships, have the same right to allocations and distributions as other partners of each of the Operating Partnerships. In addition, the Operating Partnerships will reimburse Lex GP-1 and the Company for all expenses incurred by them related to the operation of, or for the benefit of, the Operating Partnerships. In the event that certain expenses are incurred for the benefit of each of the Operating Partnerships and other entities (including us), such expenses are allocated by us, as sole stockholder of the general partner of each of the Operating Partnerships, to the Operating Partnerships and such other entities in a manner as we, as sole stockholder of the general partner of each of the Operating Partnerships, in our sole and absolute discretion deem fair and reasonable. The Operating Partnerships will reimburse us for all expenses incurred by us relating to any other offering of additional Units or capital stock (in such case based on the percentage of the net proceeds therefrom contributed to or otherwise made available to the Operating Partnerships). We have guaranteed the obligations of each of the Operating Partnerships in connection with the redemption of the Units pursuant to this prospectus.

         Except as expressly permitted by the Partnership Agreements, we and our affiliates may not engage in any transactions with either of the Operating Partnerships except on terms that are fair and reasonable and no less favorable to the Operating Partnerships than would be obtained from an unaffiliated third party.

LIABILITY OF GENERAL PARTNER AND LIMITED PARTNERS

         Lex GP-1, as the general partner of each of the Operating Partnerships, is ultimately liable for all general recourse obligations of each of the Operating Partnerships to the extent not paid by the Operating Partnerships. Lex GP-1 is not liable for the nonrecourse obligations of the Operating Partnerships.

         The limited partners of each of the Operating Partnerships are not required to make additional contributions to the Operating Partnerships. Assuming that a limited partner does not take part in the control of the business of the Operating Partnerships and otherwise acts in conformity with the provisions of the Partnership Agreements, the liability of the limited partner for obligations of the Operating Partnerships under the Partnership Agreements and the Act is limited, subject to certain limited exceptions, generally to the loss of the limited partner's investment in the Operating Partnerships represented by his or her Units. The Operating Partnerships will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

         The Partnership Agreements generally provide that Lex GP-1, as general partner of each of the Operating Partnerships (and the Company as the sole stockholder of the general partner of each of the Operating Partnerships) will incur no liability to either of the Operating Partnerships or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith. In addition, Lex GP-1 and the Company are not responsible for any misconduct or negligence on the part of their agents, provided Lex GP-1 and the Company appointed such agents in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

         The Partnership Agreements also provide for indemnification of Lex GP-1 and the Company, the directors and officers of Lex GP-1 and the Company, and such other persons as Lex GP-1 and the Company may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the proceeding unless it is established that: (1) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified person actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

SALES OF ASSETS

         Under the Partnership Agreements, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of the Operating Partnerships will be sold. The Operating Partnerships, however, are prohibited under the Partnership Agreements and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of the Operating Partnerships and a merger of either of the Operating Partnerships with another entity requires the consent of holders of a majority of the outstanding Units held by the Special Limited Partners.

REMOVAL OF THE GENERAL PARTNER; TRANSFER; TRANSFER OF THE GENERAL PARTNER'S INTEREST

         The Partnership Agreements provide that the limited partners may not remove Lex GP-1 as general partner of either of the Operating Partnerships. Lex GP-1 may not transfer any of its interests as the general partner of either of the Operating Partnerships and the Company may not transfer any of its indirect interests as a limited partner in either of the Operating Partnerships except to each other or Lex LP-1 except in connection with a merger or sale of all or substantially all of its assets. We also may not sell all or substantially all of our assets, or enter into a merger, unless the sale or merger includes the sale of all or substantially all of the assets of, or the merger of, the Operating Partnerships with partners of the Operating Partnerships receiving substantially the same consideration as holders of Common Shares.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

         Unit holders now may transfer, subject to certain limitations, the economic rights associated with their Units without the consent of the general partner, thereby eliminating the ability of the general partner to block, except in very limited circumstances, such assignments. However, a transferee will not be admitted to either of the Operating Partnerships as a substituted limited partner without the consent of the general partner. In addition, Unit holders may dispose of their Units by exercising their rights to have their Units redeemed for Common Shares. See "Redemption of Units."

REDEMPTION OF UNITS

         Subject to certain limitations and on certain specified dates, Unit holders may require that the Operating Partnerships redeem their Units, by providing the Operating Partnerships with a notice of redemption. This prospectus relates to Common Shares that may be issued to holders of Units eligible for redemption commencing on September 1, 1999 and quarterly thereafter. The redeeming Unit holder will receive Common Shares in accordance with the terms set forth in the Partnership Agreement.

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

         Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause the Operating Partnerships to issue additional Units to itself, to the limited partners or to other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause each of the Operating Partnerships to issue additional partnership interests in different series or classes, which may be senior to the Units. Subject to certain exceptions, no additional Units may be issued to the Company, Lex GP-1 or Lex LP-1.

MEETINGS; VOTING

         Each of the Partnership Agreements provide that limited partners shall not take part in the operation, management or control of the Operating Partnerships' business. The Partnership Agreements do not provide for annual meetings of the limited partners, and the Operating Partnerships do not anticipate calling such meetings.

AMENDMENT OF THE PARTNERSHIP AGREEMENTS

         Each of the Partnership Agreements may be amended with the consent of Lex GP-1, Lex LP-1 and the Special Limited Partners representing a majority of Units held by such Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of the limited partners, to amend the Partnership Agreements in certain limited circumstances.

DISSOLUTION, WINDING UP AND TERMINATION

         Each of the Operating Partnerships will continue until December 31, 2093, unless sooner dissolved and terminated. The Operating Partnerships will be dissolved prior to the expiration of their term, and their affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner without the permitted transfer of the Company's interest to a successor general partner (except in certain limited circumstances); (2) the sale of all or substantially all of the Operating Partnerships' assets and properties; (3) the entry of a decree of judicial dissolution of the Operating Partnerships pursuant to the provisions of the Act or the entry of a final order for relief in a bankruptcy proceeding of the general partner; or (4) the entry of a final judgment ruling that the general partner is bankrupt or insolvent. Upon dissolution, Lex GP-1, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnerships and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreements.


                               REGISTRATION RIGHTS

         We have filed the registration statement of which this prospectus is a part pursuant to our obligations in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, we are obligated to use our reasonable efforts to keep the registration statement continuously effective for a period expiring on the date on which all of the Units covered by these agreements have been redeemed pursuant to the registration statement. Any shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.

         We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the registration statement shall not be available for use for an underwritten public offering of such shares.

         Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of the Redemption Shares (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the registration statement.

                               REDEMPTION OF UNITS

GENERAL

         Each Unit holder may, subject to certain limitations, require that the Operating Partnerships redeem his or her Units, by delivering a notice to the Operating Partnerships. We have provided a guaranty of the Operating Partnerships' obligations. Upon redemption, such Unit holder will receive one Common Share (subject to certain anti-dilution adjustments) in exchange for each Unit held by such holder.

         The Operating Partnerships and the Company will satisfy any redemption right exercised by a Unit holder through our issuance of the Redemption Shares pursuant to this prospectus or otherwise, whereupon we will acquire the Units being redeemed and will become the owner of the Units. Such an acquisition of Units by us will be treated as a sale of the Units by the redeeming Unit holders to us for federal income tax purposes. See "--Tax Treatment of Redemption of Units" below. Upon redemption, such Unit holder's right to receive distributions from the Operating Partnerships with respect to the Units redeemed will cease. The Unit holder will have rights to dividend distributions as a shareholder of the Company from the time of its acquisition of the Redemption Shares.

         A Unit holder must notify Lex GP-1 and us of his or her desire to require the Operating Partnerships to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreements, a copy of which is available from us. A Unit holder must request the redemption of all Units held by such holder. No redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Declaration of Trust designed to protect our qualification as a REIT.

TAX TREATMENT OF REDEMPTION OF UNITS

         The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his right to redeem a Unit.

         The Partnership Agreements provide that the redemption of Units will be treated by us, the Operating Partnerships and the redeeming Unit holder as a sale of the Units by such Unit holder to us at the time of the redemption. Such sale will be fully taxable to the redeeming Unit holder.

         The determination of gain or loss from the sale or other disposition will be based on the difference between the Unit holder's amount realized for tax purposes and his tax basis in such Unit. The amount realized will be measured by the fair market value of property received (e.g., Redemption Shares) plus the portion of the Operating Partnerships' liabilities allocable to the Unit sold. In general, a Unit holder's tax basis is based on the cost of the Unit, adjusted for the holder's allocable share of Operating Partnerships income, loss and distributions, and can be determined by reference to the Operating Partnerships' Schedule K-1's. To the extent that the amount realized exceeds the Unit holder's basis for the Unit disposed of, such Unit holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the Redemption Shares received upon such disposition. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS UNITS.

         Generally, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unit holder's share of "unrealized receivables" of the Operating Partnerships (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnerships income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnerships had sold its assets at their fair market value at the time of the transfer of a Unit.

         For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange occurring after December 31, 1997 of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 20%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for "unrecaptured Section 1250 gain" (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules).

         The Taxpayer Relief Act of 1997 (the "1997 Act") provides the IRS with the authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Operating Partnerships. The IRS has not yet issued such regulations, and if it does not issue such regulations in the future, the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the period of time over which such individual, trust or estate held such Unit, (i.e., whether the Unit is a long-term capital asset or a short-term capital asset). No assurances can be provided that the IRS will not issue regulations that would provide that the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the nature of the assets of the Operating Partnerships and the periods of time over which the Operating Partnerships held such assets. Moreover, no assurances can be provided that such regulations would not be applied retroactively. If such regulations were to apply to the disposition of a Unit, any gain on such disposition likely would be treated partly as gain from the sale of a long-term capital asset, partly as gain from the sale of a short-term capital asset and partly as gain from the sale of depreciable real property.

         There is a risk that a redemption by either of the Operating Partnerships of Units issued in exchange for a contribution of property to the Operating Partnerships may cause the original transfer of property to the Operating Partnerships in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. EACH UNIT HOLDER IS ADVISED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES

         The information below highlights a number of the significant differences between the Operating Partnerships and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of Units and Common Shares, respectively. These comparisons are intended to assist Unit holders of the Operating Partnerships in understanding how their investment will be changed if their Units are redeemed for Common Shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and Unit holders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about the Company.

         THE OPERATING PARTNERSHIPS                    THE COMPANY

                      FORM OF ORGANIZATION AND ASSETS OWNED

The Operating Partnerships are organized as Delaware limited partnerships. The Operating Partnerships own interests (directly through subsidiaries) in Properties.

We are a Maryland statutory real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1993, and intend to continue to so operate. Our interest in the Operating Partnerships gives us an indirect investment in the properties owned by the Operating Partnerships. In addition, we own (either directly or through interests in subsidiaries other than the Operating Partnerships) interests in other Properties.

                              LENGTH OF INVESTMENT

The Operating Partnerships have a stated termination date of December 31, 2093.

We have a perpetual term and intend to continue our operations for an indefinite time period.
                        PURPOSE AND PERMITTED INVESTMENTS

The Operating Partnerships' purpose is to conduct any business that may be lawfully conducted by limited partnerships organized pursuant to the Act, provided that such business is to be conducted in a manner that permits the Company to be qualified as a REIT unless the Company ceases to qualify as REIT. The Operating Partnerships may not take, or refrain from taking, any action which, in the judgment of the general partner (which is wholly-owned by the Company ) (i) could adversely affect the ability of the Company to continue to qualify as a REIT, (ii) could subject the general partner to any additional taxes under Section 857 or Section 4981 of the Code, or any other Section of the Code, or (iii) could violate any law or regulation of any governmental body (unless such action, or inaction, is specifically consented to by the general partner).

Under our Declaration of Trust, we may engage in any lawful activity permitted by the General Corporation Law of the State of Maryland. We are permitted by the Partnership Agreements to engage in activities not related to the business of the Operating Partnerships, including activities in direct or indirect competition with the Operating Partnerships, and may own assets other than its interest in the Operating Partnerships and such other assets necessary to carry out its responsibilities under the Partnership Agreements and its Declaration of Trust. In addition, we have no obligation to present opportunities to the Operating Partnerships and the Unit holders have no rights by virtue of the Partnership Agreements in any of our outside business ventures.

                                ADDITIONAL EQUITY

The Operating Partnerships are authorized to issue Units and other partnership interests (including partnership interests of different series or classes that may be senior to Units) as determined by the general partner, in its sole discretion.

The Board of Trustees may issue, in its discretion, additional equity securities consisting of Common Shares or Preferred Shares; provided, that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in the Company's Declaration of Trust. The proceeds of equity capital raised by the Company are not required to be contributed to the Operating Partnerships.

                               BORROWING POLICIES

The Operating Partnerships have no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of the Operating Partnerships.

We are not restricted under our governing instrument from incurring borrowings. We are not required to incur our indebtedness through the Operating Partnerships.

                          OTHER INVESTMENT RESTRICTIONS

Other than restrictions precluding investments by the Operating Partnerships that would adversely affect the qualification of the Company as a REIT, there are no restrictions upon the Operating Partnerships' authority to enter into certain transactions, including among others, making investments, lending Operating Partnerships funds, or reinvesting the Operating Partnerships' cash flow and net sale or refinancing proceeds.

Neither the Company's Declaration of Trust nor its By-laws impose any restrictions upon the types of investments made by us.

                               MANAGEMENT CONTROL

All management powers over the business and affairs of the Operating Partnerships are vested in the general partner of the Operating Partnerships, and no limited partner of the Operating Partnerships has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnerships except (1) the general partner of the Operating Partnerships may not dispose of all or substantially all of the Operating Partnerships' assets without the consent of the holders of two-thirds of the outstanding Units, and (2) there are certain limitations on the ability of the general partner of the Operating Partnerships to cause or permit the Operating Partnerships to dissolve. See "--Vote Required to Dissolve the Operating Partnerships or the Company" below. The general partner may not be removed by the limited partners of the Operating Partnerships with or without cause.

The Board of Trustees has exclusive control over our business and affairs subject only to the restrictions in the Declaration of Trust and the By-laws. The Board of Trustees consists of seven trustees, which number may be increased or decreased by vote of at least a majority of the entire Board of Trustees pursuant to the By-laws of the Trust, but may never be fewer than the minimum permitted by the General Corporation Law of the State of Maryland. At each annual meeting of the shareholders, the successors of the class of trustees whose terms expire at that meeting will be elected. The policies adopted by the Board of Trustees may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of trustees, shareholders have no control over our ordinary business policies.

                                FIDUCIARY DUTIES

Under Delaware law, the general partner of the Operating Partnerships is accountable to the Operating Partnerships as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreements, the general partner is under no obligation to take into account the tax consequences to any partner of any action taken by it, and the general partner is not liable for monetary damages for losses sustained or liabilities incurred by partners as a result of errors of judgment or of any act or omission, provided that the general partner has acted in good faith.

Under Maryland law, the trustees must perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and with the care of an ordinarily prudent person in a like position. Trustees of the Company who act in such a manner generally will not be liable to the Company for monetary damages arising from their activities.

                    MANAGEMENT LIABILITY AND INDEMNIFICATION

As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Operating Partnerships unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the Partnership Agreements, the Operating Partnerships have agreed to indemnify the general partner and any director or officer of the general partner from and against all losses, claims, damages, liabilities (joint or several) expenses (including legal fees and expenses), judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnerships in which the general partner or such director or officer is involved, unless: (1) the act was in bad faith and was material to the action; (2) such party received an improper personal benefit; or (3) in the case of any criminal proceeding, such party had reasonable cause to believe the act was unlawful. The reasonable expenses incurred by an indemnitee may be reimbursed by the Operating Partnerships in advance of the final disposition of the proceeding upon receipt by the Operating Partnerships of an affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and an undertaking by such indemnitee to repay the amount if it is determined that such standard was not met.

The Company's Declaration of Trust provides that the liability of the Company's trustees and officers to the Company and its shareholders for money damages is limited to the fullest extent permitted under Maryland law. The Declaration of Trust and state law provide indemnification to trustees and officers to the same extent that such trustees and officers, whether serving the Company, or, at its request, any other entity, to the full extent permitted under Maryland law.

                            ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (see "Voting Rights" below), the general partner of the Operating Partnerships have exclusive management power over the business and affairs of the Operating Partnerships. The general partner may not be removed by the limited partners with or without cause. Under the Partnership Agreements, a limited partner may transfer his or her interest as a limited partner (subject to certain limited exceptions set forth in the Partnership Agreements), without obtaining the approval of the general partner except that the general partner may, in its sole discretion, prevent the admission to the Operating Partnerships of substituted limited partners.

The Declaration of Trust and By-laws of the Company contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others: (1) authorized capital shares that may be issued as Preferred Shares in the discretion of the Board of Trustees, with superior voting rights to the Common Shares; (2) a requirement that trustees may be removed only for cause and only by a vote of holders of at least 80% of the outstanding Common Shares; and (3) provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.

                                  VOTING RIGHTS

All decisions relating to the operation and management of the Operating Partnerships are made by the general partner. See "Description of Units." As of the date of this prospectus, the Company held, through various subsidiaries, approximately 76% and 65% of the outstanding limited partner units in LCIF and LCIF II, respectively. As Units are redeemed by partners, the Company's percentage ownership of the Operating Partnerships will increase.

The Company is managed and controlled by a Board of Trustees presently consisting of seven members. Each trustee is to be elected by the shareholders at annual meetings of the Company. Maryland law requires that certain major corporate transactions, including most amendments to the Declaration of Trust, may not be consummated without the approval of shareholders as set forth below. All Common Shares have one vote, and the Declaration of Trust permits the Board of Trustees to classify and issue Preferred Shares in one or more series having voting power which may differ from that of the Common Shares. See "Description of Capital Shares."

                  The following is a comparison of the voting rights of the limited partners of the Operating Partnerships and the shareholders of the Company as they relate to certain major transactions:

A.       AMENDMENT OF THE PARTNERSHIP AGREEMENTS OR THE DECLARATION OF TRUST.

The Partnership Agreements may be amended with the consent of Lex GP-1, Lex LP-1 and the Special Limited Partners representing a majority of Units held by such Special Limited Partners. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner. In addition, the general partner may, without the consent of the limited partners, amend the Partnership Agreements as to certain ministerial matters.

Amendments to the Company's Declaration of Trust must be approved by the Board of Trustees and generally by at least two-thirds of the votes entitled to be cast at a meeting of shareholders.

B.       VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIPS OR THE COMPANY.

The Operating Partnerships may be dissolved upon the occurrence of certain events, none of which require the consent of the limited partners.

Under Maryland law, the Board of Trustees must obtain approval of holders of at least two-thirds of the outstanding Common Shares in order to dissolve the Company.

C.       VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the Partnership Agreements, the sale, exchange, transfer or other disposition of all or substantially all of the Operating Partnerships' assets or a merger or consolidation of the Operating Partnerships require the consent of holders of a majority of the outstanding Units held by the Special Limited Partners. The general partner of the Operating Partnerships have the exclusive authority the sell individual assets of the Operating Partnerships.

Under Maryland law, the sale of all or substantially all of the assets of the Company or merger or consolidation of the Company requires the approval of the Board of Trustees and holders of two-thirds of the outstanding Common Shares. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

                      COMPENSATION, FEES AND DISTRIBUTIONS

The general partner does not receive any compensation for its services as general partner of the Operating Partnerships. As a partner in the Operating Partnerships, however, the general partner has the same right to allocations and distributions as other partners of the Operating Partnerships. In addition, the Operating Partnerships will reimburse the general partner (and the Company) for all expenses incurred relating to the ongoing operation of the Operating Partnerships and any other offering of additional partnership interests in the Operating Partnerships.

The non-employee trustees, with the exception of John D. McGurk, and officers of the Company receive compensation for their services.

                             LIABILITY OF INVESTORS

Under the Partnership Agreements and applicable state law, the liability of the limited partners for the Operating Partnerships' debts and obligations is generally limited to the amount of their investment in the Operating Partnerships.

Under Maryland law, shareholders are not personally liable for the debts or obligations of the Company.

                              NATURE OF INVESTMENT

The Units constitute equity interests entitling each limited partner to his pro rata share of cash distributions made to the limited partners of the Operating Partnerships. The Operating Partnerships generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

Common Shares constitute equity interests in the Company. The Company is entitled to receive its pro rata share of distributions made by the Operating Partnerships with respect to the Units, and the distributions made by the other direct subsidiaries of the Company. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Shares. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as declared by the Board of Trustees. In order to continue to qualify as a REIT, we generally must distribute at least 95% of our net taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

                          POTENTIAL DILUTION OF RIGHTS

The general partner of the Operating Partnerships is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnerships to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons (including the general partner on terms established by the general partner).

The Board of Trustees may issue, in its discretion, additional shares, and has the authority to issue from authorized capital a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Trustees may designate at the time. The issuance of additional shares of either Common Shares or other similar equity securities may result in the dilution of the interests of the shareholders.

                                    LIQUIDITY

Limited partners may generally transfer their Units without the general partner's consent, except that the general partner may, in its sole discretion, prevent the admission to the Operating Partnerships of substituted limited partners. Each limited partner has the right to tender his or her Units for redemption by the Operating Partnerships. See "General" above.

The Redemption Shares will be freely transferable as registered securities under the Securities Act. The Common Shares are listed on the NYSE. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's and other real estate investments, and the Company's dividend yield compared to that of other debt and equity securities.

                             FEDERAL INCOME TAXATION

The Operating Partnerships are not subject to federal income taxes. Instead, each holder of Units includes its allocable share of the Operating Partnerships' taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 39.6%.

We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce the "double taxation" that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A qualified REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations under current law is 35%.

A Unit holder's share of income and loss generated by the Operating Partnerships generally is subject to the "passive activity" limitations. Under the "passive activity" rules, income and loss from the Operating Partnerships that is considered "passive income" generally can be offset against income and loss from other investments that constitute "passive activities." Cash distributions from the Operating Partnerships are not taxable to a holder of a Unit except to the extent such distributions exceed such holder's basis in its interest in the Operating Partnerships (which will include such holder's allocable share of the Operating Partnerships' taxable income and nonrecourse debt).

Dividends paid by us will be treated as "portfolio" income and cannot be offset with losses from "passive activities." The maximum federal income tax rate for individuals under current law is 39.6%. Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder's adjusted basis in its Common Shares, with the excess taxed as capital gain.

Each year, holders of Units will receive a Schedule K-1 containing detailed tax information for inclusion in preparing their federal income tax returns.

Each year, shareholders will receive an Internal Revenue Service Form 1099 used by corporations to report dividends paid to their shareholders.

Holders of Units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Partnerships owns property, even if they are not residents of those states.

Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the issuance of the Redemption Shares.


                            DISTRIBUTIONS ON OP UNITS

         Our operating partnerships' structure enables us to acquire property by issuing to a seller, as a form of consideration, OP Units. All OP Units issued as of this date are redeemable at certain times into Common Shares on a one-for-one basis and certain of such OP Units require us to pay distributions to the holders thereof (although certain OP Units currently outstanding do not require current distributions). As a result, our cash available for distribution to holders of Common Shares and Convertible Preferred Shares is reduced by the amount of the distributions required by the terms of such OP Units, and the number of Common Shares that will be outstanding in the future is expected to increase, from time to time, as such OP Units and Convertible Preferred Shares are redeemed for or converted into Common Shares. The general partner of each of the Operating Partnerships has the right to redeem the OP Units held by all, but not less than all, of the OP Unit holders under certain circumstances, including but not limited to a merger, sale of assets or other transaction by the Company or such partnerships which would result in a change of beneficial ownership in the Company or such partnerships by 50% or more.

         As of the date of this prospectus, we have issued a total of 6,021,709 OP Units of which, in addition to these 1,729,227 Units, 3,655,926 are also currently redeemable for Common Shares. The average annualized distribution per OP Unit is $1.09. Of the total OP Units, 1,499,867 OP Units are owned by our affiliates including two members of our Board of Trustees.

                                   THE COMPANY

         We are a self-managed and self-administered REIT that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this prospectus, we own 65 properties or interests therein (the "Properties," and each a "Property"). Substantially all of our leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 29 states, have approximately 10.9 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $75.5 million in annual rent. Our portfolio is currently 98.5% leased. Our tenants, many of which are nationally recognized, include Bank One, Arizona, N.A., General Motors, Fleet Mortgage Group, Inc., Circuit City Stores, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Kmart Corporation, Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc. We believe that owning, acquiring and managing net leased properties results in lower operating expenses for us than we otherwise would incur through investments in properties which were not net leased.

         Our senior executive officers average 17 years of experience in the real estate investment and net lease business. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, we have also enhanced the value of its portfolio by acquiring $235 million of properties, aggregating approximately 4.0 million net rentable square feet and accounting for approximately $26.4 million in annual rent. In addition, we have entered into an agreement to purchase an additional property for $43.1 million, which is a build-to-suit property currently under construction and expected to be ready for delivery no later than the fourth quarter of 1999. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable.

THE NET LEASE REAL ESTATE BUSINESS

         Under a typical net lease, the tenant is responsible for all costs of real estate taxes, insurance and ordinary maintenance. Investments in net leased properties can offer more predictable returns than investments in properties which are not net leased, as rising costs of operating net leased properties are typically absorbed by tenants. Investors in net leased properties have, historically, included limited partnerships, REITs, pension funds and finance subsidiaries of large corporations.

         Net leased properties are often acquired in sale/leaseback transactions. In a typical sale/leaseback transaction, the purchaser/landlord (such as the Company) acquires a property from an operating company and simultaneously leases the property back to the operating company under a long-term lease. A sale/leaseback transaction is structured to provide the purchaser/landlord with a consistent stream of income which typically increases periodically pursuant to the lease. Sale/leaseback transactions are advantageous to the seller/tenant as they (i) enable the seller/tenant to realize the value of its owned real estate while continuing occupancy on a long-term basis; (ii) may provide the seller/tenant with off-balance sheet financing; (iii) may provide the seller/tenant with increased earnings by replacing generally higher depreciation and mortgage interest costs with rental costs; and (iv) may reduce the seller's/tenant's debt-to-equity ratio.

INTERNAL GROWTH; EFFECTIVELY MANAGING ASSETS

         Leasing Strategies. We seek to extend our leases in advance of their expiration in order to maintain a balanced lease rollover schedule.

         Revenue Enhancing Property Expansions. We undertake expansions of our Properties based on tenant requirements. We believe that selective property expansions can provide us with attractive rates of return and actively seeks such opportunities.

         Opportunistic Property Sales. We may determine to sell a Property, either to the Property's existing tenant or to a third party, if we deem such disposition to be in our best interest. Since 1993, we have sold six properties. During 1999, the Company sold three Properties for $10.25 million which were originally purchased for $9.19 million. The restrictions applicable to REITs may limit our ability to dispose of a property. See "Federal Income Tax Considerations of Holding Shares in a REIT--Taxation of the Company--Income Tests."

         Tenant Relations. We maintain close contact with our tenants in order to understand their future real estate needs. We monitor the financial, property maintenance and other lease obligations of our tenants through a variety of means, including periodic reviews of financial statements and physical inspections of the Properties. We perform annual inspections of those Properties where we have an ongoing obligation with respect to the maintenance of the Property and for all Properties during each of the last three years immediately prior to lease expiration. Biannual physical inspections are undertaken for all other Properties.

ACQUISITION STRATEGIES

         We seek to enhance our net lease property portfolio through acquisitions of general purpose, efficient, well-located properties in growing markets. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Prior to effecting any acquisitions, we analyze the (i) property's design, construction quality, efficiency, functionality and location with respect to the immediate submarket, city and region; (ii) lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions; (iii) present and anticipated conditions in the local real estate market; and (iv) prospects for selling or re-leasing the property on favorable terms in the event of a vacancy. We also evaluate each potential tenant's financial strength, growth prospects, competitive position within its respective industry and a property's strategic location and function within a tenant's operations or distribution systems. We believe that our comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by us.

         Joint Venture Program. We recently formed a joint venture with the New York State Common Retirement Fund (NYSCRF) to invest in single tenant high quality office and industrial properties. The Company and NYSCRF will contribute up to $50 million and $100 million, respectively, to the joint venture which will leverage such equity by as much as $278 million. The Company's affiliate will earn acquisition fees of 0.75% of the purchase price of each acquired property and annual management fees of 2% of cash rent.

         Operating Partnerships' Structure. The operating partnerships' structure enables us to acquire property by issuing to a seller, as a form of consideration, OP Units. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of distributions. We have used OP Units as a form of consideration in connection with the acquisition of 22 of our Properties.

         Acquisitions of Portfolio and Individual Net Lease Properties. We seek to acquire portfolio and individual properties that are leased to creditworthy tenants under long-term net leases. We believe there is significantly less competition for the acquisition of property portfolios containing a number of net leased properties located in more than one geographic region than there is for single properties. We also believe that our geographical diversification, acquisition experience and access to capital will allow us to compete effectively for the acquisition of such net leased properties.

         Sale/Leaseback Transactions. We seek to acquire portfolio and individual net lease properties in sale/leaseback transactions. We selectively pursue sale/leaseback transactions with creditworthy sellers/tenants with respect to properties that are integral to the sellers'/tenants' ongoing operations. See "--The Net Lease Real Estate Business."

         Build-to-suit Properties. We may also acquire, after construction has been completed, build-to-suit properties that are entirely pre-leased to their intended corporate users before construction. As a result, we do not assume the risk associated with the construction phase of a project. We have entered into an agreement to acquire our third build-to-suit property with an expected delivery no later than the fourth quarter of 1999.

         Acquisitions from Affiliated Net Lease Partnerships. We believe that net lease partnerships affiliated with us provide us with an opportunity to acquire properties with which we are already familiar. We have acquired 14 Properties or interests therein from our affiliated limited partnerships.

REIT QUALIFICATION REQUIREMENTS

         We elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ended December 31, 1993 and such election has not been revoked or terminated. We believe that we have been organized and have operated in a manner so as to qualify as a REIT for each of our taxable years ending prior to the date hereof and our current and proposed method of operation should enable us to continue to meet the requirements for qualification and taxation as a REIT.

REORGANIZATION OF THE COMPANY AS A MARYLAND REAL ESTATE INVESTMENT TRUST

         In December 1997, we reorganized as a Maryland business trust, in an effort to reduce franchise taxes for us in certain jurisdictions in which we own properties. The reorganization was effected by merging our predecessor, a Maryland corporation, with and into us. In the merger, each outstanding share of Common Stock and convertible preferred stock of our predecessor was converted into one Common Share or Preferred Share, as the case may be, of the Company. Each Common or Preferred Share entitles the holder thereof to the same voting rights to which such shareholder was entitled prior to the merger.

                                   MANAGEMENT

         Our trustees and senior executive officers are as follows:

NAME                   AGE                              OFFICE
----                   ---                              ------

E. Robert Roskind      54      Chairman of the Board of Trustees and Co-Chief
                               Executive Officer(1)
Richard J. Rouse       53      Vice Chairman of the Board of Trustees and Co-
                               Chief Executive Officer
T. Wilson Eglin        35      President, Chief Operating Officer and Trustee
Patrick Carroll        35      Chief Financial Officer and Treasurer
Stephen C. Hagen       57      Senior Vice President
Paul R. Wood           39      Vice President, Chief Accounting Officer and
                               Secretary
Janet M. Kaz           35      Vice President
Philip L. Kianka       42      Vice President
Natasha Roberts        32      Vice President
Carl D. Glickman       72      Trustee(1)(2)
Kevin W. Lynch         46      Trustee(2)(3)
John D. McGurk         55      Trustee(1)(3)
Seth M. Zachary        46      Trustee(3)

----------------
(1)   Member, Executive Committee of the Board of Trustees.

(2)   Member, Audit Committee of the Board of Trustees.

(3)   Member, Compensation Committee of the Board of Trustees.

         E. ROBERT ROSKIND has served as the Chairman of the Board of Trustees and Co-Chief Executive Officer of the Company since October 1993. He founded The LCP Group, L.P. ("LCP") in 1973 and has been its Chairman since 1976. Prior to founding LCP, Mr. Roskind headed the real estate net lease financing area of Lehman Brothers Inc. He is also a general partner for a variety of entities which serve as the general partner of various partnerships that hold net leased real properties and other real estate or interests therein. Mr. Roskind is a director of Berkshire Realty Company, Inc., Krupp Government Income Trust I and Krupp Government Income Trust II.

         RICHARD J. ROUSE became the Vice Chairman of the Board of Trustees in April 1996, has served as the Co-Chief Executive Officer and a trustee of the Company since October 1993, and was the President of the Company from October 1993 until April 1996. Mr. Rouse was also a managing director of LCP. He had been associated with LCP since 1979 and had been engaged there in all aspects of net lease finance, acquisition and syndication and corporate financing transactions.

         T. WILSON EGLIN became the President of the Company in April 1996, has served as Chief Operating Officer of the Company since October 1993, has been a trustee of the Company since May 1994, and was the Executive Vice President of the Company from October 1993 until April 1996. Prior to his association with the Company, Mr. Eglin had been associated with LCP since 1987 and had been its Vice President-Acquisitions from 1990 to 1993. In connection with his responsibilities with LCP, Mr. Eglin was an officer of affiliated companies that owned and managed over 400 net leased real properties and was involved in all aspects of real estate acquisition and finance, principally in net leased transactions.

         PATRICK CARROLL became the Chief Financial Officer of the Company in May 1998 and Treasurer in January 1999. From 1993 to May 1998, Mr. Carroll was a Senior Manager in the real estate practice of Coopers & Lybrand L.L.P., servicing both publicly and privately-held real estate entities.

         STEPHEN C. HAGEN has served as Senior Vice President of the Company since October 1996. From 1992 to 1994, Mr. Hagen was a principal of Pharus Realty Investments, a money manager in real estate stocks, and served as Chief Operating Officer of HRE Properties, a NYSE-listed REIT, from 1989 to 1992.

         PAUL R. WOOD has served as Vice President, Chief Accounting Officer and Secretary of the Company since October 1993. He had been associated with LCP from 1988 to 1993 and from 1990 to 1993 had been responsible for all accounting activities relating to the net leased properties managed by LCP and its affiliates. Prior to joining LCP, Mr. Wood was, from 1987 to 1988, associated with E.F. Hutton & Company Inc. as a senior accountant.

         JANET M. KAZ has served as Vice President of the Company since May 1995, and prior thereto served as Asset Manager of the Company since October 1993. Prior to her association with the Company, Ms. Kaz had been a member of LCP's property acquisition team from 1986 to 1990 and a member of LCP's asset management team from 1991 to 1993. Ms. Kaz was involved in all aspects of real estate acquisition, finance and management, principally in net leased transactions.

         PHILIP L. KIANKA joined the Company in 1997 as Vice President of Asset Management. Prior to joining us, from 1985 through 1997, Mr. Kianka served as a Vice President and Senior Asset Manager at Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co., Inc. Mr. Kianka was involved with real estate acquisitions, development and asset management for a national portfolio of diversified properties.

         NATASHA ROBERTS joined the Company in 1997 as Vice President - Acquisition. Prior to joining us Ms. Roberts worked for Net Lease Partners Realty Advisors (an affiliate of Mr. Roskind) from January 1995 to January 1997 and as licensed real estate broker from February 1992 to January 1995.

         CARL D. GLICKMAN has served as a trustee and a Chairman of the Executive Committee of the Board of Trustees of the Company since May 1994 and as a member of the Compensation Committee of the Board of Trustees until May 1998. He has been President of The Glickman Organization since 1953. He is on the Board of Directors of Alliance Tire & Rubber Co., Ltd., Bear, Stearns Companies, Inc., Kuala Healthcare, Inc., Infu-Tech, Inc., Jerusalem Economic Corporation Ltd. and OfficeMax Inc., as well as numerous private companies.

         KEVIN W. LYNCH has served as a trustee of the Company since May 1996 and is a founder and principal of The Townsend Group, an institutional real estate consulting firm founded in 1983. Prior to forming The Townsend Group, Mr. Lynch was a Vice President for Stonehenge Capital Corporation. Mr. Lynch has been involved in the commercial real estate industry since 1974, and is a director of First Industrial Realty Trust.

         JOHN D. MCGURK became a member of the Board in January 1997 as the designee of Five Arrows to the Board of Trustees. He is the founder and President of Rothschild Realty, Inc., the advisor to Five Arrows. Prior to starting Rothschild Realty, Inc. in 1981, Mr. McGurk served as a Regional Vice President for The Prudential Insurance Company of America where he oversaw its New York City real estate loan portfolio, equity holdings, joint ventures and projects under development. Mr. McGurk is a member of the Urban Land Institute, Pension Real Estate Association, Real Estate Board of New York and the National Real Estate Association, and is the President of the Trustee Committee of the Caedmon School.

         SETH M. ZACHARY has served as a trustee and a member of the Compensation Committee of the Board of Trustees of the Company since November 1993 and the Audit Committee until February 1999. Since 1987, he has been a partner in the law firm of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         During 1998, we extended loans to each of Richard J. Rouse, Vice Chairman of the Board of Trustees and Co-Chief Executive Officer, and T. Wilson Eglin, President, Chief Operating Officer and a trustee, each in the amount of $998,875, to fund the purchase by each of these individuals of 65,500 Common Shares. These loans bear interest at a rate of 7.6% per annum, are secured by the Common Shares purchased by each of such individuals and are scheduled to mature in 2003.

          FEDERAL INCOME TAX CONSIDERATIONS OF HOLDING SHARES IN A REIT

GENERAL

         The following discussion summarizes the material federal income tax considerations to a prospective holder of Common Shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable for all security holders in the Company. It does not discuss all of the aspects of federal income taxation that may be relevant to a prospective security holder in light of his or her particular circumstances or to certain types of security holders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

         The information in this section is based on the Code (including the provisions of the 1997 Act, several of which are described herein), current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not received any rulings from the IRS concerning the tax treatment of the Company. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

         EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

         General. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for its taxable year ended December 31, 1993. The Company believes that it was organized, and has operated, in such a manner so as to qualify for taxation as a REIT under the Code and intends to conduct its operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that the Company has operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the actual results of the Company's operations for any one taxable year have satisfied or will continue to satisfy such requirements.

           The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

           If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: first, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of the acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Internal Revenue Service regulations that have not yet been promulgated).

           Requirements for Qualification. A REIT is a corporation, trust or association (i) which is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company expects to meet the ownership test immediately after the transaction contemplated herein. The Company may redeem, at its option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, the Company's Declaration of Trust includes restrictions regarding the transfer of its stock that are intended to assist the Company in continuing to satisfy requirements (v) and (vi). Moreover, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of its capital stock, and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (vi) above, the Company will be treated as having met the requirement. See "Description of Common Shares" and "Description of Preferred Shares."

           In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and assets (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of gross income of the partnerships in which the Company owns an interest are treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.

           Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

           Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property (subject to a de minimis exception applicable to the Company's tax years commencing on and after January 1, 1998 as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

           For the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that the Company provides services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that the Company will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to the Company of providing those services.

           If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, it disclosed the nature and amounts of its items of gross income in a schedule attached to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. A 100% penalty tax would be imposed on the amount by which the Company failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income.

           Subject to certain safe harbor exceptions, any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

           Asset Tests. The Company must also satisfy three tests relating to the nature of its assets every quarter. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest or held by "qualified REIT subsidiaries" (as defined in the Code) of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering of the Company, cash, cash items and government securities). Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company expects that substantially all of its assets will consist of (i) real properties, (ii) stock or debt investments that earn qualified temporary investment income, (iii) other qualified real estate assets, and (iv) cash, cash items and government securities. The Company may also invest in securities of other entities, provided that such investments will not prevent the Company from satisfying the asset and income tests for REIT qualification set forth above.

           If the Company inadvertently fails one or more of the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status, provided that (i) it satisfied all of the asset tests at the close of a preceding calendar quarter, and (ii) the discrepancy between the values of the Company's assets and the standards imposed by the asset test either did not exist immediately after the acquisition of any particular acquisition or was not wholly partly caused by such an acquisition. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

           Annual Distribution Requirement. With respect to each taxable year, the Company must distribute to its shareholders dividends (other than capital gain dividends) in an amount at least equal to the sum of (a) 95% of its "REIT Taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (b) 95% of any after-tax net income from foreclosure property, minus the sum of certain items of "excess non-cash income." REIT Taxable Income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received. "Excess non-cash income" is the amount, if any, by which the sum of certain items of non-cash income exceeds 5% of REIT Taxable Income for the taxable year (determined without regard to the deduction for dividends paid and by excluding any net capital gain). With respect to the Company's taxable years commencing prior to January 1, 1998, these items of non-cash income for which relief from the distribution requirement is provided are (i) the excess of amounts includible in gross income due to the operation of Section 467 of the Code (relating to deferred rental agreements) over the amounts that would have been includible without regard to such provision, (ii) income from certain like-kind exchanges not eligible for tax-free treatment, and (iii) the amounts includible on gross income with respect to the amount that original issue discount obligations exceed the amount of money and fair market value of other property received during the taxable year under such instruments. With respect to the Company's tax years commencing on and after January 1, 1998, "excess non-cash income" described in clause (iii) above applies equally to REITs that use the accrual method of accounting for United States federal income tax purposes.

           The Company will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. With respect to its taxable years beginning on and after January 1, 1998, the Company may elect to retain rather than distribute, net long-term capital gain, and be subject to regular United States federal income tax thereon. For the consequences of such an election to the REIT's shareholders, see "Taxation of Taxable Shareholders." In addition, a nondeductible 4% excise tax is imposed on the excess of (i) 85% of the Company's ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (ii) the actual distribution to shareholders during the year (if any). Net operating losses generated by the Company may be carried forward but not carried back and used by the Company for 15 years (or 20 years in the case of net operating losses generated in the Company's tax years commencing on or after January 1, 1998) to reduce REIT Taxable Income and the amount that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses of the Company may be carried forward for five years (but not carried back) and used to reduce capital gains.

           In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT Taxable Income. However, the Company may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT Taxable Income, if the dividend is (i) declared before the regular or extended due date of the Company's tax return for such year and (ii) paid not later than the date of the first regular dividend payment made after the declaration (but in no case later than 12 months after the end of the year). For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by the Company in October, November of December of a calendar year, and payable to shareholders of record as of a specified date in such month of such year will be deemed to have been paid by the Company (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by the Company in January of the following calendar year. For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of its items of income, gain or deduction by the IRS, the Company may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in the Company's deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

           The Company believes that it has distributed and intends to continue to distribute to its shareholders an amount at least equal to 95% of the sum of
(i) its REIT Taxable Income (determined without regard to the deduction for dividends paid and by excluding any net capital gains) and (ii) any after-tax net income from foreclosure properties less any "excess non-cash income," as those amounts are determined in good faith by the Company or its independent accountants. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause the Company to recognize taxable income in excess of its net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the 95% requirement, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowings.

           Failure to Qualify. If the Company fails to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, it would be subject to federal income tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

           If the Company's failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, the Company would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event the Company were to fail to qualify as a REIT in one year and subsequently requalify in a later year, the Company might be required to recognize taxable income based on the net appreciation in value of its assets as a condition to requalification. In the alternative, the Company may be taxed on the net appreciation in value of its assets if it sells properties within ten years of the date the Company requalifies as a REIT under federal income tax laws.

TAXATION OF TAXABLE SHAREHOLDERS

           As used herein, the term "U.S. shareholder" means a holder of Common or Preferred Shares who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

           As long as the Company qualifies as a REIT, distributions made to the Company's U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deductions as to such amounts. For purposes of computing the Company's earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the Common Shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares and second to the Common Shares. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any Preferred Shares.

           Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to Section 291 of the Code. The Taxpayer Relief Act of 1997 (the "1997 Act") changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or a trust. With respect to amounts designated as capital gain distributions, the IRS has released Notice 97-64 describing temporary regulations that will be issued to permit REITs to further designate such capital gain dividends as (i) a 20% rate gain distribution, or (ii) an unrecaptured Section 1250 gain distribution (taxed at a rate of 25%).

           Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. The Company will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

           Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from the Company will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation (including all individuals) and generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 63(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

           In general, dividends paid by the Company will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

           In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and
(ii) the shareholder's adjusted basis of such shares. With respect to dispositions occurring after December 31, 1997, in the case of a domestic shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss subject to a 20% tax rate if such shares have been held for more than 12 months. In the case of a taxable U.S. shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distribution from the Company required to be treated by such shareholder as long-term capital gain.

           For the Company's taxable years commencing on or after January 1, 1998, the Company may elect to require the holders of shares to include the Company's undistributed net long-term capital gains in their income. If the Company makes such an election, the holders of shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately. With respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or a trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

BACKUP WITHHOLDING

           The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than (i) citizens or residents of the United States, (ii) corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source) and Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

           The Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules.

TAXATION OF NON-U.S. SHAREHOLDERS

           The following discussion is only a summary of the rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts (collectively, "Non-U.S. Shareholders"). Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

           Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below.

           For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the final regulations (discussed above), generally effective for distributions on or after January 1, 2000, the Company would be required to withhold at the 30% rate on distributions it reasonably estimates to be in excess of the Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any.

           For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief. The Company is required by applicable regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

           Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. See "Taxation of Shareholders -- Taxation of Taxable Shareholders." Under that approach, Non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

           Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during specified testing period less than 50% in value of the share was held directly or indirectly by foreign persons. It is anticipated that the Company will be a "domestically controlled REIT." Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such gain is attributable to an office or fixed place of business in the United States or such nonresident alien individual has a "tax home" in the United States and such gain is not attributable to an office or fixed place of business located outside the United States or, if such gain is attributable to an office or fixed place of business located outside the United States, it is not subject to foreign income tax equal to at least 10% of such gain. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

           Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares in the Company with debt, a portion of its income from the Company, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

           In addition, a pension trust that owns more than 10% of the Company is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's capital shares collectively own more than 50% of the value of the Company's capital shares.

           While an investment in the Company by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by all deductions attributable to the UBTI plus $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. None of the Company, the Board of Trustees, or any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Common Shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year to which it relates.

TAXATION OF REINVESTED DIVIDENDS

           Those holders of Common Shares who elect to participate in the Dividend Reinvestment Plan will be deemed to have received the gross amount of dividends distributed on their behalf by the Plan Agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by the Company and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

OTHER TAX CONSIDERATIONS

           Entity Classification. A significant number of the Company's investments are held through partner ships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and might preclude the Company from qualifying as a REIT.

           Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability, and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes, unless it specifically elects otherwise. The Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

           The Company believes that each partnership in which it holds an interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

           Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under 704(c) of the Code and the regulations thereunder tend to eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to the Company as a result of such sale.

                              PLAN OF DISTRIBUTION

           This prospectus relates to the possible issuance by us of up to 1,729,227 Redemption Shares if, and to the extent that, holders of Units tender such Units for redemption. We have registered the Redemption Shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

           We will not receive any proceeds from the issuance of the Redemption Shares to holders of Units upon receiving a notice of redemption (but we will acquire from such holders the Units tendered for redemption). The Unit holders and any agents or dealers that participate in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of Redemption Shares or the resale of the Common Shares and any commissions received by any such dealers or agents might be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

           We may from time to time issue up to 1,729,227 Redemption Shares upon the acquisition of the Units tendered for redemption. We will acquire from each exchanging Limited Partner a Unit in exchange for each Redemption Share that we issue in connection with these acquisitions. Consequently, with each redemption, our interest in one or both of the Operating Partnerships will increase.

                                     EXPERTS

           The consolidated financial statements and the consolidated financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, which have been incorporated by reference into this prospectus, have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants (incorporated by reference) and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

           Certain legal matters, including the validity of the securities described herein, will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving as a member of the Board of Trustees of the Company.

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE REDEMPTION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE REDEMPTION SHARES OFFERED BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.




                                1,729,227 Shares



                               LEXINGTON CORPORATE
                                PROPERTIES TRUST




                                  Common Shares





                                   PROSPECTUS










                                September , 1999

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

           Registration fee..................................................................  $ 5,498.29
           Printing expenses.................................................................    2,500.00
           Legal fees and expenses...........................................................   10,000.00
           Accounting fees and expenses......................................................    5,000.00
           Miscellaneous.....................................................................    1,000.00
                TOTAL........................................................................  $23,998.29

           All expenses in connection with the issuance and distribution of the securities being offered will be borne by the Company (other than selling commissions, if any).

ITEM 15.  INDEMNIFICATION OF TRUSTEES AND OFFICERS.

           The Company's trustees and officers are and will be indemnified under Maryland law, the Declaration of Trust of the Company (the "Declaration"), and the Partnership Agreement against certain liabilities. The Declaration requires the Company to indemnify its trustees and officers to the fullest extent permitted from time to time by the laws of Maryland. The Declaration also provides that, to the fullest extent permitted under Maryland law, trustees and officers of the Company will not be liable to the Company and its shareholders for money damages.

           Section 2-418 of the General Corporation Law of the State of Maryland generally permits indemnification of any director made a party to any proceedings by reason of service as a director unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding; but, if the proceeding is one by or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director has been adjudged to be liable to the corporation, or if the proceeding is one charging improper personal benefit to the director, whether or not involving action in the director's official capacity, indemnification of the director is not permitted if the director was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or any entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director failed to meet the requisite standard of conduct for permitted indemnification.

           The Partnership Agreements also provide for indemnification of the Company, or any trustee or officer of the Company, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnerships as set forth in the Partnership Agreements.

           The foregoing reference is necessarily subject to the complete text of the Declaration of Trust and the statute referred to above and is qualified in its entirety by reference thereto.

           The Company has also entered into Indemnification Agreements with certain officers and trustees for the purpose of indemnifying such persons from certain claims and action in their capacities as such.

ITEM 16.  EXHIBITS.

           There are filed with the Registration Statement the following exhibits:



EXHIBIT NO.      DESCRIPTION

     3.1         Declaration of Trust.*
     3.2         By-laws.**
     3.3         Fifth Amended and Restated Agreement of Limited Partnership of
                 Leperc Corporate Income Fund L.P. dated as of December 31, 1996 as Supplemented as of March 10, 1997 to Include Pacific Place
                 Merger as Supplemented as of January 29, 1998 to Include
                 Phoenix and Savannah Contributions as Supplemented as of May 8,
                 1998 to Include Anchorage Contribution as Supplemented as of
                 June 19, 1998 to Include Trademark Lancaster Contribution as
                 Supplemented as of December 31, 1998 to Include Columbia
                 Contribution.
     3.4         Second Amended and Restated Agreement of Limited Partnership of Lepercq
                 Corporate Income Fund II L.P. Dated as of August 27, 1998.
     5.1         Opinion of Paul, Hastings, Janofsky & Walker LLP as to the validity of the securities being  offered.+
    23.1         Consent of KPMG  LLP.+
    23.2         Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit  5.1).+

-------------------

* Incorporated by reference to Exhibit No. 3.1 to the Company's Current Report on Form 8-K filed on January 16, 1998.

** Incorporated by reference to Exhibit No. 3.2 to the Company's Annual Report on Form 10-K filed on March 31, 1998.


+     Previously Filed.


ITEM 17.  UNDERTAKINGS.

           (a)  The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii)To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

                (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Amendment No. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on September 10, 1999.


                                      LEXINGTON CORPORATE PROPERTIES
                                        TRUST


                                      By: /s/ T. Wilson Eglin
                                          ------------------------------------
                                          T. Wilson Eglin
                                          President and Chief Operating Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



      Signature                                            Capacity                                  Date
    -------------                                        -------------                             ---------
          *
 -----------------------                Chairman of the Board, Co-Chief Executive Officer          September 10,
  E. Robert Roskind                     and Trustee (Principal Executive Officer)                  1999

          *
 -----------------------                Vice Chairman, Co-Chief Executive Officer and              September 10,
  Richard J. Rouse                      Trustee                                                    1999

                                        President, Chief Operating Officer and Trustee
  /s/ T. Wilson Eglin                                                                              September 10,
 --------------------                                                                              1999
  T. Wilson Eglin

          *                            Chief Financial Officer and Treasurer
 -----------------------                                                                           September 10,
 Patrick Carroll                                                                                   1999

         *                             Vice President, Chief Accounting Officer and Secretary
-----------------------
 Paul R. Wood                                                                                      September 10,
                                                                                                   1999

     Signature                          Capacity                                Date
     ---------                          --------                                ----
            *                                                                   September 10,
------------------------                Trustee                                 1999
   Carl D. Glickman

            *                                                                   September 10,
------------------------                Trustee                                 1999
     Kevin W. Lynch

            *
------------------------                Trustee                                 September 10,
     John D. McGurk                                                             1999

            *                                                                   September 10,
-------------------------               Trustee                                 1999
     Seth M. Zachary


* By: /s/ T. Wilson Eglin
      -------------------
      T. Wilson Eglin
      Attorney-in-Fact

                                  EXHIBIT INDEX




  EXHIBIT NO.                                            DESCRIPTION                                             PAGE NO.
  -----------                                            -----------                                             --------
3.3               Fifth Amended and Restated Agreement of Limited Partnership of Lepercq Corporate
                  Income Fund L.P. dated as of December 31, 1996 as Supplemented as of March 10, 1997 to Include Pacific Place Merger as
                  Supplemented as of January 29, 1998 to Include Phoenix and
                  Savannah Contributions as Supplemented as of May 8, 1998 to
                  Include Anchorage Contribution as Supplemented as of June 19,
                  1998 to Include Trademark Lancaster Contribution as
                  Supplemented as of December 31, 1998 to Include Columbia
                  Contribution.
3.4               Second Amended and Restated Agreement of Limited Partnership of
                  Lepercq Corporate Income Fund II L.P. dated as of August 27, 1998.
5.1               Opinion of Paul, Hastings, Janofsky & Walker LLP as to the validity of the securities being  offered.+
23.1              Consent of KPMG  LLP.+
23.2              Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1). +